UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 8, 2009

Commission File Number: 333-119497

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES NEW APPOINTMENTS

Moscow, Russia – July 08, 2009 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces new appointments to executive positions at its subsidiaries.
Igor Khafizov (42) was appointed Managing Director of Yakutugol OJSHC in order to provide successful performance of Yakutugol’s complex development projects.
Vladimir Dronov, who headed this enterprise previously, will continue working for Mechel’s Moscow corporate structures.
Prior to this appointment Mr. Khafizov worked as Mechel Mining Management
Company OOO CEO from February till July 2009. From April 2008 to February 2009 he worked at the positions of Mechel Mining OAO Chief Executive Officer and
Mechel Mining Management Company OOO Chief Executive Officer. Since December
2007 Mr. Khafizov was General Director at Yakutugol OJSHC. Previously, Mr.
Khafizov held positions in Mechel’s Southern Kuzbass OAO coal mining subsidiary as Managing Director from February 2006 to May 2008; Mechel’s Korshunov Mining
Plant OAO iron ore mining subsidiary as Managing Director from January 2006 to
February 2006; and Mechel’s Korshunov Mining Plant OAO iron ore mining subsidiary as its General Director from 2003 to 2006. From 1992 to 2003, he held various positions at Mechel’s Korshunov Mining Plant. Mr. Khafizov graduated from Urals Mining Institute with a degree in Mining Engineer. He is a recipient of the “Miner of Russia” gold badge.
“Igor Khafizov always works at the frontline and most important positions at the mining segment of Mechel’s business. He is efficient and experienced manager and well aware in mining; as well he gained great respect from miners working at
Mechel’s mining plants. Nowadays Yakutugol performs several complicated projects which are crucially important for the Group. Primarily we speak about railway construction from Ulak railroad station to Elga coal deposit and building of the
Elga open-pit mine. We focus our management’s efforts on this Group’s largest investment project, which has significant importance not only for Mechel and
Republic of Sakha (Yakutia), but for the whole Russian economy as well.
Yakutugol is also to provide restoration and growth in coking coal concentrate production, including fulfillment of new contracts’ obligations for coal supply that have been recently signed with China, Japan and South Korea. In this situation Igor Khafizov’s knowledge and management skills become vitally important for the future of not only Yakutugol, but for Mechel’s mining segment in whole”, Mechel OAO Senior Vice president Vladimir Polin noted.
***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: July 8, 2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO